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                               July 2, 2020

       Robert Rivers
       Chief Executive Officer and Chairman of the Board of Directors Eastern Bankshares, Inc.
       265 Franklin Street
       Boston, MA 02110

                                                        Re: Eastern Bankshares,
Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed June 18, 2020
                                                            File No. 333-239251

       Dear Mr. Rivers:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Form S-1 filed June 18, 2020

       General

   1. We note that the forum selection provision in your Articles of Organization states that unless you consent in
writing, the sole and exclusive forum for certain litigation, including
                                                        "any derivative action"
shall be the Business Litigation Session of the Suffolk County
                                                        Superior Court (the
BLS   ) (or if the BLS does not have subject matter jurisdiction, a state court located
within the Commonwealth of Massachusetts) or, if no state court located within the
Commonwealth of Massachusetts has subject matter jurisdiction, the
                                                        United States District
Court for the District of Massachusetts. Please revise your
                                                        disclosure to discuss
whether your forum selection provision applies to actions arising under the Exchange Act.
In that regard, we note that Section 27 of the Exchange Act
                                                        creates exclusive
federal jurisdiction over all suits brought to enforce any duty or liability
 Robert Rivers
Eastern Bankshares, Inc.
July 2, 2020
Page 2
         created by the Exchange Act or the rules and regulations thereunder. If the provision does not apply to actions arising under the Exchange Act, please ensure that the exclusive forum provision in your Articles of Organization states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Exchange Act.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact David Irving at 202-551-3321 or Michelle Miller at 202-551-3368 if
you have questions regarding comments on the financial statements and related matters. Please contact Julia Griffith at 202-551-3267 or John Dana Brown at 202-551-3859 with any other questions.



FirstName LastNameRobert Rivers                               Sincerely,
Comapany NameEastern Bankshares, Inc.
                                                              Division of
Corporation Finance
July 2, 2020 Page 2                                           Office of Finance
FirstName LastName